UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _)*

MGT Capital Investments Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

55302P103
(CUSIP Number)

January 24, 2012
(Date of Event Which Requires Filing of this Statement)

Mr. Joseph DiRenzo, Sr.
24 Pen Mor Drive Muttontown, New York 11732

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
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1	NAME OF REPORTING PERSON Joseph DiRenzo, Sr. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,600,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,600,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.12%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
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Item 1.  Security and Issuer

This Schedule 13D is filed with respect to shares of common stock, par value $0.001 per share (the "Common Shares") of MGT Capital Investments Inc., a Delaware corporation (the "Issuer").  The principal executive office and mailing address of the Issuer is 500 Mamaroneck Avenue, Suite 204, Harrison, NY 10528.

Item 2.  Identity and Background

(a)	Name of Person Filing:

This statement is being filed by Joseph DiRenzo, Sr., an individual (the “Reporting Person”).

(b)	Address of Principal Business Office or, if none, Residence:

c/o Cushman & Wakefield 1290 Avenue of the Americas New York, NY 10019

(c)	Principal Occupation, Employment or Business:

Mr. DiRenzo is employed as a Managing Director at Cushman & Wakefield, a commercial real estate firm.

(d)	Convictions or Civil Proceedings:

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Citizenship:

Mr. DiRenzo is a citizen of the United States.

SCHEDULE 13D
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Item 3.  Source and Amount of Funds or Other Consideration.

All of the funds used in making the purchases of the Common Shares described in Item 5 of this Schedule 13D that may be deemed to be beneficially owned by Mr. DiRenzo, came from his personal funds.

Item 4.  Purpose of the Transaction.

On December 30, 2011 Mr. DiRenzo exercised his right to participate in the Issuer’s direct rights offering as described in the Issuer’s prospectus filed with the Securities and Exchange Commission (“SEC”) on November 22, 2011 (the “Rights Offering”), by acquiring 3,235,661 Common Shares.

On January 12, 2012, Mr. Direnzo acquired 100,000 Common Shares on the open market at $0.05 per share.

On January 12, 2012, Mr. Direnzo acquired 100,000 Common Shares on the open market at $0.055 per share.

On January 13, 2012, Mr. Direnzo acquired 44,339 Common Shares on the open market at $0.07 per share.

On January 24, 2012, Mr. Direnzo acquired 110,000 Common Shares on the open market at $0.06 per share.

The Reporting Person has acquired the Common Shares for investment purposes.  The Reporting Person has no plans or proposals as of the date of this filing which, other than as expressly set forth herein, would relate to or would result in items described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person reserves the right to acquire or dispose of the Common Shares, or to formulate other purposes, plans or proposals regarding the Issuer or the Common Shares held by the Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.  Interest in Securities of the Issuer

The percentages used herein are calculated based upon a total issued and outstanding number of Common Shares of 70,291,062, reflecting 31,640,472 Common Shares issued and outstanding as of November 15, 2011 as reported on the Issuer's Prospectus, as filed on November 22, 2011 with United States Securities and Exchange Commission (the "SEC"), minus 500,000 Common Shares rescinded on or about December 27, 2011 together with 31,240,472 Common Shares that were issued in connection with the Rights Offering.

(a)

Pursuant to Rule 13d-3 ("Rule 13d-3") of the Exchange Act of 1934, as amended, Mr. DiRenzo is the beneficial owner of 3,600,000 Common Shares as of the date hereof, representing approximately 5.12% of the outstanding Common Shares of the Issuer.

(b)	Mr. DiRenzo has the sole power to vote and direct the disposition of the 3,600,000 Common Shares held by him.

(c)	Except for the transactions described in Item 4 hereof, no transactions in the Common Shares were effected by the Reporting Persons during the past 60 days.
(d)	The Reporting Person affirms that no person other than the Reporting Person has the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares owned by the Reporting Person.

(e)	Not applicable.

SCHEDULE 13D
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Item 6.	Contracts, arrangements understandings and relationships with respect to securities of the Issuer None

Item 7.	Material to Be Filed as Exhibits None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 23, 2012

/s/ Joseph DiRenzo, Sr.
Joseph DiRenzo, Sr.